SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

UNI SECURITIES AND Washin

09058458

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-52947

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSILIUM PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 FEDERAL STREET
(No. and Street)

BOSTON, MA 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD BRIGGS 617-267-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GEORGE J. ROBERTS, CPA, PC
(Name – *if individual, state last, first, middle name*)

65 WALNUT STREET, WELLESLEY, MA 02481
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 1 3 2009
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 3/5

BB 3/13

Consilium Partners, LLC -- 2008 Annual Audit

SEC File Number: 8-52947 Firm ID: 104486

Item (B)

Statement of Financial Condition

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2008 and 2007

Assets

	2008	2007
Current assets:		
Cash	$ 399,368	$ 95,505
Accounts receivable	26,053	20,227
Prepaid expenses	19,698	1,402
Total current assets	445,119	117,134
Property and equipment, at cost:		
Equipment	73,882	69,679
Leasehold improvements	4,558	12,815
Furniture and fixtures	22,247	22,247
	100,687	104,741
Less: accumulated depreciation	87,610	93,087
Net property and equipment	13,077	11,654
Other assets:		
Rental deposits	17,719	17,335
Total assets	$ 475,915	$ 146,123

See accompanying notes to financial statements
and independent auditor's report.

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2008 and 2007

Liabilities and Members' Equity

	2008	2007
Current liabilities:		
Accounts payable and accrued expenses	$ 64,697	$ 9,870
Members tax distribution payable	140,000	----
Guarantee payments to members payable	----	10,500
Total current liabilities	204,697	20,370
Commitments		
Members' equity:		
Members' equity	271,218	125,753
Total liabilities and stockholder's equity members' equity	$ 475,915	$ 146,123

See accompanying notes to financial statements
and independent auditor's report.

Consilium Partners, LLC -- 2008 Annual Audit

SEC File Number: 8-52947 Firm ID: 104486

Item (C)

Statement of Income (Loss)

CONSILIUM PARTNERS LLC

Statements of Income and Members' Equity
Years ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Consulting fees	$ 2,369,503	$ 726,027
Reimbursed expenses	----	----
Total revenues	2,369,503	726,027
Cost and expenses:		
Sales and marketing	46,154	14,762
General and administrative	287,833	195,433
Guaranteed payments to partners	1,707,924	535,771
Total costs and expenses	2,041,911	745,966
Income (loss) from operations	327,592	(19,939)
Other income:		
Other income	----	35,000
Interest income	4,373	759
Net income (loss)	331,965	15,820
Balance beginning of year	125,753	81,433
Members tax distribution	(140,000)	----
Member contributions/(redemptions)	(46,500)	28,500
Balance end of year	$ 271,218	$ 125,753

See accompanying notes to financial statements
and independent auditor's report.

Consilium Partners, LLC -- 2008 Annual Audit

SEC File Number: 8-52947 Firm ID: 104486

Item (D)

Statement of Changes in Financial Condition

CONSILIUM PARTNERS LLC

Statements of Cash Flows
Years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ 331,965	$ 15,820
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation	2,781	8,946
Changes in:		
Accounts receivable	(5,826)	(248)
Prepaid expenses	(18,296)	11,709
Rental deposits	(384)	(1,155)
Accounts payable	54,825	549
Guaranteed payments payable	(10,500)	(3,500)
Net cash provided by (used by) operating activities	354,565	32,121
Cash flows from investing activities:		
Purchase of property and equipment	(4,202)	(2,121)
Net cash used by investing activities	(4,202)	(2,121)
Cash flow from financing activities:		
Capital contributions	(46,500)	28,500
Net cash provided by financing activities	(46,500)	28,500
Increase (decrease) in cash	303,863	58,500
Cash at beginning of year	95,505	37,005
Cash at end of year	$ 399,368	$ 95,505

See accompanying notes to financial statements
and independent auditor's report.

Consilium Partners, LLC -- 2008 Annual Audit

SEC File Number: 8-52947 Firm ID: 104486

Item (E)

Statement of Changes in Partners' Capital

CONSILIUM PARTNERS LLC

Statements of Income and Members' Equity
Years ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Consulting fees	$ 2,369,503	$ 726,027
Reimbursed expenses	----	----
Total revenues	2,369,503	726,027
Cost and expenses:		
Sales and marketing	46,154	14,762
General and administrative	287,833	195,433
Guaranteed payments to partners	1,707,924	535,771
Total costs and expenses	2,041,911	745,966
Income (loss) from operations	327,592	(19,939)
Other income:		
Other income	----	35,000
Interest income	4,373	759
Net income (loss)	331,965	15,820
Balance beginning of year	125,753	81,433
Members tax distribution	(140,000)	----
Member contributions/(redemptions)	(46,500)	28,500
Balance end of year	$ 271,218	$ 125,753

See accompanying notes to financial statements
and independent auditor's report.

Consilium Partners, LLC -- 2008 Annual Audit

SEC File Number: 8-52947 Firm ID: 104486

Item (F)

Statement of Changes in Liabilities Subordinated to Claims of Creditors

(Not applicable)

Consilium Partners, LLC -- 2008 Annual Audit

SEC File Number: 8-52947 Firm ID: 104486

Item (G)

Computation of Net Capital

CONSILIUM PARTNERS LLC
AUDITED COMPUTATION OF NET CAPITAL
12/31/2008

Members' Equity (per balance sheet)		$271,218
Less nonqualified assets:		
Accounts receivable	$ 26,053	
Prepaid expenses	19,698	
Net property and equipment	13,077	
Rental deposits	17,719	
		76,547
Less Securities haircuts		
Penalty for early withdrawal on CD's		955
Net Capital		$193,716

N.B.-The above was prepared and audited by George J. Roberts, CPA, PC. In accordance with Sec. 240. 15c3-1

There were no material inadequacies or differences noted between the client's calculation and the audited calculation above

Consilium Partners, LLC -- 2008 Annual Audit
SEC File Number: 8-52947 Firm ID: 104486

Item (H)

Computation for Determination of Reserve Requirments Pursuant to Rule 15c3-3

CONSILIUM PARTNERS LLC
CUSTOMER PROTECTION-RESERVES
12/31/2008

The broker/dealer(Consilium Partners LLC) is deemed exempt from the provisions of section 240. 15c3-3(Customer Protection-reserves and custody of securities).

The organization carries out no margin accounts and did not receive any funds from customers with their activities as a broker/dealer in connection with the sale, purchase, and or redemption of securities.

The organization did not hold funds or securities for, or owe money or securities to customers at any point during the year. The only funds received by the broker/dealer from customers were direct consulting and management fees based on signed contracts with the customer.

Consilium Partners, LLC -- 2008 Annual Audit

SEC File Number: 8-52947 Firm ID: 104486

Item (I)

Information Relating to the Possession or Control Requirments Pursuant to Rule 15c3-3

(Not applicable)

Item (J)

Reconcilation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserves Requirements Under Exhbit A of Rule 15c3-3

(Not applicable)

Consilium Partners, LLC -- 2008 Annual Audit

SEC File Number: 8-52947 Firm ID: 104486

Item (K)

Reconcilation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation

(Not applicable)

Consilium Partners, LLC -- 2008 Annual Audit

SEC File Number: 8-52947 Firm ID: 104486

Item (l)

An Oath or Affirmation

OATH OR AFFIRMATION

I, RICHARD BRIGGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSILIUM PARTNERS, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

2/26/09

Notary Public

MARGARITA YAN TANG
Notary Public
Commonwealth of Massachusetts
My Commission Expires June 04, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consilium Partners, LLC -- 2008 Annual Audit

SEC File Number: 8-52947 Firm ID: 104486

Item (M)

Copy of the SIPC Supplemental Report

(Not required as per NASD Regulation letter dated January 4, 2002)

Consilium Partners, LLC -- 2008 Annual Audit

SEC File Number: 8-52947 Firm ID: 104486

Item (N)

Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

(None reported)

George J. Roberts, CPA, PC

65 Walnut Street, Suite 302 · Wellesley Hills, MA 02481
Toll Free: 866-949-1175 · Office: 781-425-2050
Direct: 781-425-2056 · Fax: 781-425-2047
george.roberts@ingle-cpa.com · www.ingle-cpa.com

INDEPENDENT ACCOUNTANT'S REPORT

Consilium Partners, LLC
Boston, Massachusetts

I have examined management's assertion included in its representation letter dated February 13, 2009 that Consilium Partners, LLC maintained effective internal control over financial reporting and safeguarding securities as of December 31, 2008.

My examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing and evaluating the design and operating effectiveness of the internal control structure, and such other procedures that I considered necessary in the circumstances. I believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risks that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies that reply on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

George J. Roberts, CPA, PC

George J. Roberts, CPA, PC
Boston, Massachusetts

February 13, 2009

Consilium Partners, LLC -- 2008 Annual Audit

SEC File Number: 8-52947 Firm ID: 104486

Complete Audited Financial Stements

CONSILIUM PARTNERS LLC

Financial Statements

and

Auditor's Report

December 31, 2008 and 2007

TABLE OF CONTENTS

George J. Roberts, CPA, PC

65 Walnut Street, Suite 302 · Wellesley Hills, MA 02481
Toll Free: 866-949-1175 · Office: 781-425-2050
Direct: 781-425-2056 · Fax: 781-425-2047

george.roberts@ingle-cpa.com · www.ingle-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Partners
Consilium Partners LLC
Boston, Massachusetts

I have audited the accompanying balance sheet of Consilium Partners LLC as of December 31, 2008 and the related statements of income, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Consilium Partners LLC as of December 31, 2007, were audited by other auditors whose report dated February 20, 2008, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consilium Partners LLC as of December 31, 2008 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

George J. Roberts CPA PC.

GEORGE J. ROBERTS CPA, P.C.
Wellesley, Massachusetts

February 13, 2009

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2008 and 2007

Assets

	2008	2007
Current assets:		
Cash	$ 399,368	$ 95,505
Accounts receivable	26,053	20,227
Prepaid expenses	19,698	1,402
Total current assets	445,119	117,134
Property and equipment, at cost:		
Equipment	73,882	69,679
Leasehold improvements	4,558	12,815
Furniture and fixtures	22,247	22,247
	100,687	104,741
Less: accumulated depreciation	87,610	93,087
Net property and equipment	13,077	11,654
Other assets:		
Rental deposits	17,719	17,335
Total assets	$ 475,915	$ 146,123

See accompanying notes to financial statements
and independent auditor's report.

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2008 and 2007

Liabilities and Members' Equity

	2008	2007
Current liabilities:		
Accounts payable and accrued expenses	$ 64,697	$ 9,870
Members tax distribution payable	140,000	----
Guarantee payments to members payable	----	10,500
Total current liabilities	204,697	20,370
Commitments		
Members' equity:		
Members' equity	271,218	125,753
Total liabilities and stockholder's equity members' equity	$ 475,915	$ 146,123

See accompanying notes to financial statements
and independent auditor's report.

CONSILIUM PARTNERS LLC

Statements of Income and Members' Equity
Years ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Consulting fees	$ 2,369,503	$ 726,027
Reimbursed expenses	----	----
Total revenues	2,369,503	726,027
Cost and expenses:		
Sales and marketing	46,154	14,762
General and administrative	287,833	195,433
Guaranteed payments to partners	1,707,924	535,771
Total costs and expenses	2,041,911	745,966
Income (loss) from operations	327,592	(19,939)
Other income:		
Other income	----	35,000
Interest income	4,373	759
Net income (loss)	331,965	15,820
Balance beginning of year	125,753	81,433
Members tax distribution	(140,000)	----
Member contributions/(redemptions)	(46,500)	28,500
Balance end of year	$ 271,218	$ 125,753

See accompanying notes to financial statements
and independent auditor's report.

CONSILIUM PARTNERS LLC

Statements of Cash Flows
Years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ 331,965	$ 15,820
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation	2,781	8,946
Changes in:		
Accounts receivable	(5,826)	(248)
Prepaid expenses	(18,296)	11,709
Rental deposits	(384)	(1,155)
Accounts payable	54,825	549
Guaranteed payments payable	(10,500)	(3,500)
Net cash provided by (used by) operating activities	354,565	32,121
Cash flows from investing activities:		
Purchase of property and equipment	(4,202)	(2,121)
Net cash used by investing activities	(4,202)	(2,121)
Cash flow from financing activities:		
Capital contributions	(46,500)	28,500
Net cash provided by financing activities	(46,500)	28,500
Increase (decrease) in cash	303,863	58,500
Cash at beginning of year	95,505	37,005
Cash at end of year	$ 399,368	$ 95,505

See accompanying notes to financial statements
and independent auditor's report.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2008 and 2007

Note 1 - Business activity.

Consilium Partners LLC (Limited Liability Company) is a Boston-based investment banking firm providing a wide range of financial advisory services, including assistance with respect to mergers and acquisitions, sales and divestitures, leveraged buyouts and recapitalizations, growth and buyout capital needs, fairness opinions and related corporate advisory services.

Note 2 - Summary of significant accounting policies.

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for its integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the presentation of the financial statements.

Revenue recognition:

Advisory revenue is recognized in two phases of the Company's engagements. The first phase is the retainer fee to start the engagement. The second phase is the consulting and execution process, in which the engagement is completed.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid, short term investments with an original maturity of less than three months to be cash equivalents.

The Company deposits the majority of its cash in one commercial bank. From time to time, cash balances in this account exceed federally-insured limits.

Note 2 - continued.

Accounts receivable:

At December 31, 2008 and 2007, the Company provided for an allowance for doubtful accounts receivable of $0. The Company believes that the receivables are fully collectable.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight line method for financial reporting and the modified accelerated cost recovery method for income tax purposes. The estimated useful lives are as follows:

Furniture and fixtures	5 years
Equipment	5 years
Leasehold improvements	3 years

Expenditures for renewals and betterments that materially extend the life of the asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation amounted to $2,780 and $8,945 for the years ended December 31, 2008 and 2007.

Marketing and advertising:

The Company's policy is to expense marketing and advertising costs as the costs are incurred. Marketing expense amounted to $30,058 and $7,236 for the years ended December 31, 2008 and 2007.

Income taxes:

The Company is treated as a partnership for income tax purposes. The Company's net revenue is allocated to the members based on the Company's operating agreement and taxed on their respective returns. As a result, no income tax expense has been recorded on the financial statements.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2008 and 2007

Note 3 - Commitments.

The Company leases office facilities in Boston under a lease expiring March 26, 2007 for an annual rent of $ 97,080 subject to annual tax, maintenance and operations expense escalations. The Company has entered into a new lease dated January 16, 2007 for new office facilities in Boston commencing on April 1, 2007 and expiring March 31, 2010 for an annual rent of $100,035 subject to annual tax, maintenance and operations expense escalations. Rent expense amounted to $ 106,602 and $97,135 for 2007 and 2006, respectively.

Minimum lease payments are as follows:

2009	100,035
2010	25,009
Total	$ 125,044

Note 4 - Guaranteed payments to members.

Guaranteed payments to members are calculated on an engagement to engagement basis. The payments are designed to represent reasonable compensation for the services provided on the individual engagements. As of December 31, 2008 and 2007, a payable of $0 and $10,500 was accrued relative to income collected and receivables billed but not paid to the partners.

Note 5 - Supplemental cash flow information.

Cash paid for interest and income taxes for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Interest paid	$ ----	$ ----
Income taxes	$ ----	$ ----

See independent auditor's report.

CONSILIUM PARTNERS LLC

Supplementary Information
December 31, 2008 and 2007

	2008	2007
Sales and marketing:		
Meals and entertainment	$ 11,348	$ 3,339
Travel	4,748	4,187
Marketing	30,058	7,236
Total sales and marketing	$ 46,154	$ 14,762
General and administrative:		
Rent	$ 106,602	$ 97,135
Payroll	104,794	27,733
Payroll taxes	9,777	3,714
Professional services	9,250	9,250
Office supplies	10,199	11,935
Dues and subscriptions	9,316	2,468
Depreciation	2,780	8,945
Telephone	5,994	6,117
Outside services	11,474	8,329
Donations	95	250
Insurance	7,253	5,473
Licenses and permits	450	1,132
Miscellaneous	9,242	12,723
Postage and delivery	607	229
Total general and administrative	$ 287,833	$ 195,433

See accompanying notes to financial statements
and independent auditor's report.

END